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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO

                                   RULE 13D-2

                               (AMENDMENT NO. 12)

                                STORAGE USA, INC.

                                (NAME OF ISSUER)

                          COMMON STOCK, $.01 PAR VALUE

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                         (Title of Class of Securities)


                                   861907 10 3

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                                 (CUSIP Number)

                                LAURA L. HAMILTON
                          SECURITY CAPITAL U.S. REALTY
                              25B, BOULEVARD ROYAL
                                L-2449 LUXEMBOURG
                                 (352) 46 37 562
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                       (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                NOVEMBER 6, 2000
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             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

                         (Continued on following pages)
                               (Page 1 of 9 Pages)
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


                                  SCHEDULE 13D

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  CUSIP No. 861907 10 3                                        Page 2 of 9
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1.       NAMES OF REPORTING PERSONS
         Security Capital U.S. Realty
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [ ]

                                                                  (b)   [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         BK, OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)                                 [ ]

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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

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    Number of              7.  SOLE VOTING POWER

      Shares                    11,765,654
                   -------------------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER

     Owned By                   -0-
                   -------------------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER

    Reporting                   11,765,654
                   -------------------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER

                                -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

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14.      TYPE OF REPORTING PERSON REPORTING

         CO
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


                                  SCHEDULE 13D

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  CUSIP No. 861907 10 3                                        Page 3 of 9
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1.       NAMES OF REPORTING PERSONS
         Security Capital Holdings S.A.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

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2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)   [ ]

                                                                  (b)   [ ]
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3.       SEC USE ONLY

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4.       SOURCE OF FUNDS

         BK, OO

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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                        [ ]
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6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Luxembourg

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    Number of              7.  SOLE VOTING POWER

      Shares                    11,765,654
                   -------------------------------------------------------------
   Beneficially            8.  SHARED VOTING POWER

     Owned By                   -0-
                   -------------------------------------------------------------
       Each                9.  SOLE DISPOSITIVE POWER

    Reporting                   11,765,654
                   -------------------------------------------------------------
   Person With             10.  SHARED DISPOSITIVE POWER

                                -0-
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11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         11,765,654

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12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES
                                                                        [ ]
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13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.5%

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14.      TYPE OF REPORTING PERSON

         CO
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

            This Amendment No. 12 is filed by Security Capital U.S. Realty ("SC-U.S. Realty"), a corporation organized and existing under the laws of Luxembourg, and by Security Capital Holdings S.A. ("Holdings"), a corporation organized and existing under the laws of Luxembourg and a wholly owned subsidiary of SC-U.S. Realty (together with SC-U.S. Realty, "U.S. Realty"), and amends the Schedule 13D originally filed on March 8, 1996 (as previously amended, the "Schedule 13D"). This Amendment No. 12 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Tennessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Schedule 13D.

            This Amendment No. 12 is filed to report the acquisition of certain shares of Common Stock by U.S. Realty since March 10, 1998 that were inadvertently omitted in the shares reported as beneficially owned by U.S. Realty in the Schedule 13D, as amended.

ITEM 1.     SECURITY AND ISSUER

            No material change.

ITEM 2.     IDENTITY AND BACKGROUND

            No material change.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

            No material change.

ITEM 4.     PURPOSE OF TRANSACTION

            No material change except as set forth in Item 5 below.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            A schedule identifying all stock market transactions involving shares of Common Stock effected by U.S. Realty since March 10, 1998 is included as Annex A hereto and is hereby incorporated by reference herein.

            As of the date of this Amendment, Holdings beneficially owns 11,765,654 shares of Common Stock, consisting of 10,387,354 shares owned directly by Holdings and 1,378,300 shares owned by Storage Portfolio S.a.r.l., a wholly owned subsidiary of Holdings; and SC-U.S. Realty, through its ownership of Holdings and indirect ownership of Storage Portfolio S.a.r.l., beneficially owns 11,765,654 shares of Common Stock.

            To the best knowledge and belief of SC-U.S. Realty and Holdings, no transactions involving Common Stock have been effected during the past 60 days by either of them or by their respective directors, executive officers or controlling persons.

                                  4 of 9 pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

            No material change.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

            No additional exhibits are being filed with this Amendment No. 12.













                                  5 of 9 Pages

                                         SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



                                         SECURITY CAPITAL U.S. REALTY


                                         By:    /s/ Laura L. Hamilton
                                       Name:        Laura L. Hamilton
                                      Title:        Vice President




                                         SECURITY CAPITAL HOLDINGS S.A.


                                         By:    /s/ Laura L. Hamilton
                                       Name:        Laura L. Hamilton
                                      Title:        Vice President


                November 6, 2000








                                  6 of 9 Pages

                                  EXHIBIT INDEX

      Exhibit                              Description

        1* Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Security Capital U.S. Realty and of Security Capital Holdings S.A.

        2* Stock Purchase Agreement, dated as of March 1, 1996, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

       2.1* Strategic Alliance Agreement, dated March 19, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital Holdings S.A. and Security Capital U.S. Realty.

       2.2* Registration Rights Agreement, dated March 19, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.

        3*          Joint filing agreement pursuant to 13d-1(f)(1).

        4* Facility Agreement, dated June 12, 1996, by and among Security Capital U.S. Realty, Security Capital Holdings S.A., Commerzbank Aktiengesellschaft, as arranger and collateral agent, Commerzbank International S.A., as administrative agent and the financial institutions listed in Schedule 1 thereto (incorporated by reference to Exhibit 4 of the Schedule 13D, dated June 21, 1996, filed jointly by Security Capital U.S. Realty and Security Capital Holdings S.A. with respect to the common stock of Regency Realty Corporation).

        5* Amendment to Paragraph 12 of the charter of Storage USA, Inc. (incorporated by reference to Appendix D to the proxy statement relating to the June 5, 1996 meeting of shareholders of Storage USA, Inc., dated April 26, 1996 and filed with the Securities and Exchange Commission on April 29, 1996).

        6* Amendment No. 1 to the Stock Purchase Agreement, dated as of July 1, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty.


----------------
* Previously filed.

                                  7 of 9 Pages

        7* Subscription Agreement, dated as of March 27, 1997, by and among Storage USA, Inc., Security Capital U.S. Realty and Security Capital Holdings S.A.

        8* Second Amendment to Strategic Alliance Agreement, dated as of November 20, 1997, by and among Storage USA, Inc., SUSA Partnership, L.P., Security Capital U.S. Realty and Security Capital Holdings S.A.

        9* Amendment No. 1 to Strategic Alliance Agreement, dated as of June 14, 1996, by and among Storage USA, Inc., SUSA Partnership, L.P., Storage USA Trust, Security Capital U.S. Realty and Security Capital Holdings S.A. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Registration Statement on Form S-3 of Storage USA, Inc. (File No. 333-4556) filed August 27,
                    1996).

        10* Transaction Agreement, dated as of September 26, 2000, among Security Capital Group Incorporated, SC Realty Incorporated and Security Capital U.S Realty (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Security Capital Group Incorporated on September 26, 2000).

        11* Letter Agreement, dated July 7, 2000, between Security Capital Group Incorporated and Storage USA, Inc.






----------------
* Previously filed.

                                  8 of 9 Pages

                                                                         Annex A




                  Stock Market Transactions in the Common Stock
                            by the Reporting Persons

All of the transactions described below were effected in stock market transactions. The average price per share for such transactions includes commissions (if any).

                                    NUMBER OF                AVERAGE PRICE
    DATE OF TRANSACTION          SHARES PURCHASED              PER SHARE
    -------------------          ----------------              ---------

3/11/98                               8,000                      $39.27

3/17/98                             120,700                      $39.27

9/11/98                              20,000                      $30.06

9/14/98                             125,000                      $30.06


                                  9 of 9 Pages